Exhibit 99.1

CO-OPERATION AGREEMENT DEED OF AMENDMENT

This Deed (the “Deed”) is made on 17 August 2016 between:

(1)

ANHEUSER-BUSCH INBEV SA/NV, a public limited company (naamloze vennootschap/société anonyme) incorporated in Belgium, with its registered address at Grand Place 1, 1000 Brussels, Belgium and administrative office at Brouwerijplein 1, 3000 Leuven, Belgium and registered with the Crossroads Bank of Enterprises under number 0 417 497 106 RPM/RPR (Brussels) (AB InBev); and

(2)

SABMILLER PLC, a public limited company incorporated in England and Wales with its registered address at SABMiller House, Church Street West, Woking, Surrey GU21 6HS and company number 03528416 (SABMiller), together referred to as the parties and each as a party to this Deed.

Whereas:

(A)	AB InBev and SABMiller are parties to a co-operation agreement dated 11 November 2015 which was subsequently amended on 1 July 2016 (the “Co-operation Agreement”).

(B)	AB InBev and SABMiller now wish to further amend the Co-operation Agreement on the terms set out herein.

It is agreed as follows:

1	Interpretation

1.1	Unless otherwise stated, terms defined in the Co-operation Agreement shall have the same meaning in this Deed.

1.2	The rules of interpretation set out in clause 1 of the Co-operation Agreement shall, unless the context requires otherwise, be deemed incorporated in, and apply mutatis mutandis to, this Deed.

2  Amendment

2.1	With effect from the date hereof, the parties agree to amend the Co-operation Agreement as follows:

2.1.1 Paragraphs 2.4 to 2.8 of Part B of Schedule 1 to the Co-operation Agreement shall be replaced with the following:

2.4 Provided that the Completion Date occurs before 31 December 2016, AB InBev agrees that for any employees referred to in paragraph 2.3 above (other than executive directors of SABMiller) who remain in employment after the Completion Date (including those under notice of termination at that date, other than for “cause” or other serious misconduct), bonuses for the nine month period ending 31 December 2016 (or, if earlier, the date upon which their employment terminates other than for “cause” or other serious misconduct) will be determined on a pro-rata basis for that period as follows:

(a) any part of a bonus dependent on business unit (including country) performance, where such performance is measureable for the nine month period ending 31 December 2016, shall be determined by reference to the existing applicable performance targets pro-rated and adjusted for the shortened period; and

(b) any part of a bonus dependent on SABMiller regional performance and SABMiller group performance, and business unit (including country) performance where such performance is not measurable for the nine month period ending 31 December 2016, shall be at 75% of the maximum bonus opportunity; and

the sum of the amounts resulting from paragraphs (a) and (b) above shall be multiplied by 1.2, provided that the target for (a) above is achieved.

2.5

For employees referred to in paragraph 2.3 above who remain in employment on 1 January 2017 (or, if later, the Completion Date), bonuses for the calendar year commencing on that date will be determined by reference to bonus targets set by AB InBev (which will be set on a basis consistent with the bonus targets set for all equivalent employees of the AB InBev Group for that calendar year) and for those employees (excluding executive directors of SABMiller):

(a)

whose employment terminates before 31 December of that calendar year, (other than for “cause” or other serious misconduct) including an employee who has terminated his/her employment by reason of a qualifying termination (as defined in paragraph 4.6(b) below) bonus determinations will be calculated:

(i) as to the individual target element, based on actual performance up to the date of termination of employment, such individual target element to be confirmed to the employee on or before the date of termination of employment; and

(ii) as to the company performance element, based on the actual business performance to the end of the calendar year,

and the bonus determination shall be pro-rated to the date of termination and, where the company’s performance target is achieved, shall be multiplied by 1.2, and the resulting bonus amount shall be paid at times consistent with AB InBev’s normal annual bonus payment arrangements. For the avoidance of doubt, in the event that the company’s performance target is not achieved, the pro-rated bonus determination shall not be multiplied by 1.2.

(b)

who remain in employment on 31 December of that calendar year (including those under notice of termination on that date, other than for “cause” or other serious misconduct), bonus determinations will, where the company’s performance target is achieved, be multiplied by 1.2 and paid at times consistent with AB InBev’s normal bonus payment arrangements. For the avoidance of doubt, in the event that the company’s performance target is not achieved, bonus determinations shall not be multiplied by 1.2.

2.6

Any amounts payable under paragraphs 2.4 and 2.5 will be reduced by any payment made pursuant to paragraph 2.3 above. In the event that any amount paid pursuant to paragraph 2.3 exceeds any amount payable under paragraph 2.4 and 2.5 above, the employee will not be required to make any repayment.

2.7 Clawback will not be applied to any bonuses determined pursuant to paragraphs 2.2, 2.3, 2.4 or 2.5 above.

2.8 Without prejudice to its obligations in paragraph 6 below, AB InBev will not change the compensation design system for employees of the SABMiller Group in respect of any period before 1 January 2017 (or, if later, the Completion Date). For the avoidance of doubt, the Parties acknowledge that in order to meet AB InBev’s obligations set out in paragraph 6 below to ensure that the total variable compensation opportunity is not reduced, some changes to the compensation design system for employees of the SABMiller Group may be necessary.

2.2	Save to the extent amended pursuant to this Deed, the Co-operation Agreement shall remain in full force and effect in accordance with its terms.

3	General

3.1

This Deed may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of an executed counterpart signature page of this Deed by email attachment (PDF) or telecopy shall be as effective as a manually executed counterpart of this Deed.

3.2

The provisions of clauses 12 (Representations and warranties), 13 (Notices), 14 (Remedies and waivers), 15 (Variation), 16 (Invalidity), 18 (Language), 19 (Third Party Rights), 20 (Assignment), 21 (Costs and Expenses) and 23 (Further assurance) of the Co-operation Agreement shall apply to this Deed mutatis mutandis as if set out in full herein.

4	Governing law and submission to jurisdiction

4.1

This Deed and any non-contractual obligations arising out of or in connection with this Deed shall be governed by and construed in accordance with English law. Any matter, claim or dispute arising out of or in connection with this Deed, whether contractual or non-contractual, is to be governed by and determined in accordance with English law.

4.2

The parties irrevocably submit to the exclusive jurisdiction of the courts of England and Wales in respect of any matter, claim or dispute arising out of or in connection with this Deed, whether contractual or non-contractual.

4.3

AB InBev shall maintain an agent for service of process and any other documents in proceedings in England and Wales or any other proceedings in connection with this Deed. Such agent shall be AB InBev UK Limited of Porter Tun House, 500 Capability Green, Luton, LU1 3LS and any claim form, judgment or other notice of legal process shall be sufficiently served on AB InBev if delivered to such agent at its address for the time being.

In witness whereof this Deed has been delivered on the date first stated above.

EXECUTED as a DEED and	)	SIGNATURE: /s/ Jan Vandermeersch
DELIVERED on behalf of	)
ANHEUSER-BUSCH INBEV SA/NV,	)	NAME: Jan Vandermeersch
a company incorporated in Belgium	)
by	)
Jan Vandermeersch	)	SIGNATURE: /s/ Ben Graham
and	)
Ben Graham	)	NAME: Ben Graham
being persons who, in accordance with	)
the laws of that territory, are acting	)
under the authority of the company	)

EXECUTED as a DEED and	)	SIGNATURE: /s/ Alan Clark
DELIVERED on behalf of	)
SABMILLER PLC	)	NAME: Alan Clark
by	)
Alan Clark	)
Chief Executive Officer		Witness signature: /s/ Roger Fairhead Witness name: Roger Fairhead Address: ADDRESS Occupation: Group Head of Compensation and Benefits, SABMiller plc

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